UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	Form 40-F	☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  May 12, 2026

【NEWS RELEASE】

May 12, 2026

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

SMBC Nikko Securities Inc.

SMBC Group Announces Change of Subsidiary (Sub-Subsidiary) in connection with the Transition to an

Intermediate Holding Company Structure in Japan

and Progress on the Establishment of a Japanese Equities Joint Venture with Jefferies

TOKYO, May 12, 2026 — Sumitomo Mitsui Financial Group, Inc. (President & Group CEO: Toru Nakashima; hereinafter, “SMFG”, and its corporate group will hereinafter be referred to as “SMBC Group”), hereby announces that, at a meeting of its Management Committee held on May 12, 2026, it resolved to transition to an intermediate holding company structure to oversee the securities business of SMBC Group in Japan. As a result, SMBC Nikko Securities Inc. (President & CEO: Shuji Yoshioka; hereinafter, “SMBC Nikko”), a wholly owned subsidiary of SMFG, is expected to become a wholly owned subsidiary of the intermediate holding company in Japan, which in turn will be a wholly owned subsidiary of SMFG (i.e., a sub-subsidiary of SMFG). In addition, on September 19, 2025, SMFG and its wholly owned subsidiaries, Sumitomo Mitsui Banking Corporation (President & CEO: Akihiro Fukutome; hereinafter, “SMBC”) and SMBC Nikko, announced that they had reached an agreement with Jefferies Financial Group Inc. (hereinafter, “Jefferies”) to integrate their Japanese equities businesses globally and to operate such businesses in an integrated manner through a joint venture to be established in Japan, and have been proceeding with discussions and related considerations. In light of the progress made in these discussions, SMFG hereby announces as follows.

1. Purpose of the Transition to an Intermediate Holding Company Structure

As part of the integrated operation of the wholesale Japanese equities business in Japan through a joint venture between SMBC Nikko and Jefferies (hereinafter, “SMBC Nikko Jefferies Securities”), SMBC Group plans to transition to an intermediate holding company structure around October 2026. Under this structure, a company to be named “SMBC Nikko Securities Holdings Inc.” (hereinafter, the “Intermediate Holding Company”) will serve as the intermediate holding company in Japan to oversee the governance of both SMBC Nikko and SMBC Nikko Jefferies Securities. This transition to an intermediate holding company structure is intended to enable the two securities companies to formulate and execute an integrated business model for the Japanese equities business and to establish governance aligned with the Group’s strategy.

2. Overview of Procedures for the Transition to an Intermediate Holding Company Structure

SMBC Group plans to proceed with preparations for the transition to an intermediate holding company structure through “SMBC Nikko Securities Holdings Establishment Preparatory Company, Inc.” (hereinafter, the “Preparatory Company”), which will be a wholly owned subsidiary of SMFG. Further, in October 2026, SMBC Group plans to implement a statutory share exchange in which the Preparatory Company will become the wholly owning parent company and SMBC Nikko will become the wholly owned subsidiary (hereinafter, the “Share Exchange”). As a result, SMBC Nikko will become a wholly owned subsidiary of the Preparatory Company, which in turn will be a wholly owned subsidiary of SMFG (i.e., a sub-subsidiary of SMFG). In addition, subject to the Share Exchange becoming effective, the Preparatory Company will change its corporate name to “SMBC Nikko Securities Holdings, Inc.” and amend its articles of incorporation to reflect its business operations as the Intermediate Holding Company, thereby transitioning to an intermediate holding company structure. The effective date of the Share Exchange is expected to be October 1, 2026, subject to the receipt of all required approvals and permits (the detailed schedule, including the date of execution of the share exchange agreement, has not yet been determined).

3. Future Outlook

As the Share Exchange will be conducted between wholly owned subsidiaries of SMFG, the impact on SMBC Group’s consolidated financial results is expected to be immaterial.

4. SMBC Nikko Jefferies Securities

As announced in the press release “SMBC Group and Jefferies Announce the Strengthening of Strategic Capital and Business Alliance, Centered on the Launch of Wholesale Japanese Equities Joint Venture” dated September 19, 2025, subject to obtaining the required regulatory approvals and completing other necessary procedures, SMBC Nikko Jefferies Securities, which will serve as the core platform in Japan for the Japanese equities business to be integrated globally with Jefferies’ Japanese equities business, is scheduled to commence operations in January 2027. To this end, SMBC Group and Jefferies have entered into a Business Integration Agreement and are proceeding with preparations in Japan and overseas for the integration of the relevant businesses. Through this integration, SMBC Group and Jefferies will operate their Japanese equity sales and trading business and Japanese equity research business on a globally integrated basis, thereby expanding order flow, deepening research and analytical capabilities, and enhancing Equity Capital Markets (hereinafter, “ECM”) services as well as underwriting and distribution capabilities. This will further strengthen SMBC Group’s and Jefferies’ joint ability to meet clients’ needs at a higher level.

5. Governance Structure of the Intermediate Holding Company, SMBC Nikko and SMBC Nikko Jefferies Securities

The Intermediate Holding Company will assume the functions currently performed by the Board of Directors and Management Committee of SMBC Nikko and will be organized as a company with an Audit and Supervisory Committee. SMBC Nikko and SMBC Nikko Jefferies Securities, which will become subsidiaries of the Intermediate Holding Company, will each be organized as companies with corporate auditors. The Board of Directors and the Audit and Supervisory Committee of the Intermediate Holding Company will oversee the business operations of these two securities companies, thereby maintaining an appropriate Group governance framework.

Overview of the Company to become a Sub-subsidiary (Wholly Owned Subsidiary in the Share Exchange (SMBC Nikko Securities Inc.))

Corporate Name	SMBC Nikko Securities Inc.

Location of Head Office	3-3-1 Marunouchi, Chiyoda-ku, Tokyo

Title and Name of Representative	President and CEO (Representative Director): Shuji Yoshioka

Business Description

Primarily engaged in financial instruments business (Type I Financial Instruments Business, Type II Financial Instruments Business, securities-related administrative agency services, investment advisory and agency services, and investment management business).

Capital	JPY 135.0 billion

Date of Establishment	June 15, 2009

Major Shareholder and Shareholding Ratio	SMFG 100%

Relationship with SMFG	Capital Relationship	A wholly owned subsidiary of SMFG
	Personnel Relationship	One director of SMFG concurrently serves as a director of SMBC Nikko.
	Business Relationship	There are transactions between SMFG and SMBC Nikko, including management oversight and related matters.

Financial Position and Operating Results for the Last Three Fiscal Years (Unit: JPY millions)	Fiscal Year End	2024/3	2025/3	2026/3
	Net Assets	1,164,252	1,187,198	1,225,779
	Total Assets	19,739,506	21,000,736	21,663,175
	Net Assets per Share (JPY)	5,821,204.29	5,935,935.58	6,128,837.54
	Operating Revenue	403,315	495,382	551,827
	Operating Profit	24,630	48,174	75,536
	Ordinary Profit	36,158	52,076	77,565
	Net Profit	26,832	76,713	88,933
	Net Profit per Share (JPY)	134,162.12	383,564.51	444,663.86

Overview of the Wholly Owning Parent Company in the Share Exchange (the Preparatory Company) (Planned)

Corporate Name	SMBC Nikko Securities Holdings Establishment Preparatory Company Inc.

Location of Head Office	1-5-1 Marunouchi, Chiyoda-ku, Tokyo

Title and Name of Representative	President and Representative Director: Shuji Yoshioka

Business Description	Preparation and research for establishing an intermediate holding company

Capital	JPY 10 million

Net Assets	JPY 400 million

Total Assets	JPY 500 million

Date of Establishment	April 1, 2005 (Expected transition date to an intermediate holding company structure: around October 2026)

Major Shareholder and Shareholding Ratio	SMFG 100%

Relationship with SMFG	Capital Relationship	A wholly owned subsidiary of SMFG
	Personnel Relationship	None
	Business Relationship	There are transactions between SMFG and the Preparatory Company, including management oversight and related matters.

Note 1: The Preparatory Company is scheduled to change its corporate name to “SMBC Nikko Securities Holdings, Inc.” on October 1, 2026 (planned), subject to the Share Exchange becoming effective.

Overview of the Wholly Owning Parent Company after the Share Exchange (Planned)

Corporate Name

SMBC Nikko Securities Holdings Inc.

(scheduled to change its corporate name from “SMBC Nikko Securities Holdings Establishment Preparatory Company Inc.” on October 1, 2026, subject to the Share Exchange becoming effective)

Location of Head Office	1-5-1 Marunouchi, Chiyoda-ku, Tokyo

Title and Name of Representative	President and CEO (Representative Director): Shuji Yoshioka

Business Description	Formulation and implementation of management strategies for group companies, management oversight and related matters

Capital	JPY 100 million

Overview of SMBC Nikko Jefferies Securities Inc. (Planned)

Corporate Name	SMBC Nikko Jefferies Securities Inc.

Location of Head Office	1-5-1 Marunouchi, Chiyoda-ku, Tokyo

Business Description	Primarily engaged in financial instruments business (Type I Financial Instruments Business) relating to the wholesale Japanese equities business, including ECM, sales and trading, and equity research.

Ownership Equity Ratio	SMBC Nikko Securities Holdings: Jefferies = 60%: 40% (voting rights) SMBC Nikko Securities Holdings: Jefferies = 70%: 30% (economic ownership)

Board of Directors	The Board will be constituted by 5 members, with SMBC Nikko Securities Holdings appointing three members and Jefferies appointing two members.

Key Executives	SMBC Nikko Securities Holdings nominates Chief Executive Officer who also serves as President, and Jefferies nominates Executive Vice President.

SMBC Nikko Jefferies Securities Logo

Japanese-language corporate logo

English-language corporate logo

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results and events may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance and events include: defaults of or failures by counterparty financial institutions; deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; the completion of anticipated transactions and the expected timing thereof; other legal, regulatory and compliance considerations and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.